Exhibit 99.2

NIO INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NIO)

––––––

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 31, 2019

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of NIO Inc. (the “Company”) will be held at Building 20, 56 Antuo Road, Jiading District, Shanghai 201804, People’s Republic of China on December 31, 2019 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on December 23, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at https://ir.nio.com, or by writing to Jade Wei, NIO Inc., Building 20, 56 Antuo Road, Jiading District, Shanghai 201804, People’s Republic of China, or by sending an email to ir@nio.com.

By Order of the Board of Directors,
NIO Inc.

/s/ Bin Li
Bin Li
Chairman and Chief Executive Officer

Shanghai, China

December 16, 2019

[Signature Page to AGM Notice]